September 4, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Sonia Bednarowksi

Re:	Enova International, Inc.
Request for Acceleration of Effectiveness of Form S-4
SEC File No. 333- 248400 (“Registration Statement”)

Dear Ms. Bednarowski:

On behalf of Enova International, Inc., as registrant, the undersigned hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will become effective at 4:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter, on Tuesday, September 8, 2020.

Feel free to telephone Christopher G. Barrett of Vedder Price P.C., the registrant’s legal counsel, at (312) 609-7557 with any questions or comments.

Very truly yours,

Enova International, Inc.

/s/ Christopher A. McVety

Christopher A. McVety

Senior Associate General Counsel